# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: KINGSWAY FINANCIAL SERVICES INC., CIK 0001072627
CUSIP: 496904202
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Date of event which requires filing of this statement: 04/11/2025
Amends the filing with accession number 0001193805-20-000916
Filed by CIK 0001402258
Persons authorized to receive notices and communications: Charles L. Frischer, 3156 East Laurelhurst Drive, Seattle, Washington (WA), 98105, 917-528-1465

## Reporting persons
- Charles Frischer (CIK 0001402258): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 1,863,324; shared voting power 0; sole dispositive power 1,863,324; shared dispositive power 0; aggregate amount beneficially owned 1,863,324 (6.8% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: KINGSWAY FINANCIAL SERVICES INC.
Address of issuer's principal executive offices: 10 S. RIVERSIDE PLAZA, SUITE 1520, CHICAGO, Illinois (IL), 60606
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment") amends certain information contained in the Schedule 13D filed by Charles Frischer on April 27, 2020, as amended by Amendment No. 1 to the Schedule 13D filed by Charles Frischer on May 15, 2020, as amended by Amendment No. 2 to the Schedule 13D filed by Charles Frischer on July 31, 2020, with respect to his interests in the Common Stock, par value $0.01 per share (the "Shares") of Kingsway Financial Services Inc., a Delaware corporation (the "Issuer") (the "13D"). Capitalized terms used but not defined herein have the meanings ascribed to them in the 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Amendment No. 3 to Schedule 13D, Mr. Frischer directly or through his IRA owns 1,852,798 Shares and 4,000 Class B Preferred Shares, par value $0.01 per share (the "Preferred Shares"). Each Preferred Share is convertible into approximately 2.6316 Shares. Accordingly, Mr. Frischer beneficially owns 1,863,234 representing approximately 6.8% of the total outstanding Shares, assuming conversion of all of Mr. Frischer's Preferred Shares. The percentages set forth above and on the cover pages hereto represent the percentage of the outstanding Shares based on a total of 27,537,151 Shares outstanding as of May 8, 2025, which amount is derived from amount reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: Mr. Frischer has sole voting and sole investment power with respect to 1,863,324 Shares.
Transactions in the class effected during the past sixty days: None.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: As of April 11, 2025, Mr. Frischer is no longer a member of the Board of Directors of the Issuer.

## Signatures
- Charles Frischer: /s/ Charles Frischer, Charles Frischer (05/14/2025)